Exhibit 99.1

Origin Establishes Second State-of-the-Art Seed Production Center, Expanding Western Channels and Doubling Seed Production Capacity

Joint Venture Will Stabilize Production Cost Base, Provide Consistent Seed Quality, and Add Inland Marketing Presence

BEIJING--(BUSINESS WIRE)--May 17, 2011--Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”), a vertically–integrated supplier of hybrid and genetically-modified crop seeds, announces plans to establish a joint venture company in Xinjiang for seed production and distribution. The venture will be with a prominent local, state-owned partner, Xinjiang Jinbo Seed. Facing increased demand for certain seed varieties, the company expects to spend up to US$ 15 million in investment for a 51.0% ownership stake to build an additional state-of-the-art center to produce, process, package, and sell high quality seed products for the domestic China market. With the completion of new facility, Origin will double the seed conditioning and production capacity. Furthermore, the joint venture will open up marketing channels to distribute Origin hybrid products to the northwest region in China. These additional sales are incremental to Origin’s existing sales while possessing the same gross margins. Origin will possess the exclusive joint venture partnership with this local partner in Xinjiang.

Xinjiang, is an emerging area in China, possesses 17% of the total land acreage of mainland China. The adjacent region also possesses distinct advantages in high quality land for the production of seed. Given the large farm size in the direct area, the farms possess modern mechanization and advanced irrigation systems. Initial production is scheduled to start by December 2011 at the central production facility, with a stepwise ramp-up to the full facility by August 2012. The proposed location will become final pending local approvals. Upon full operation the facility is designed to allow 50,000 tons of seed production capacity.

“Origin is experiencing strong domestic demand in certain seed products because of its technical leadership and we need to increase our production capacity and flexibility,” said President and Chief Executive Officer Liang Yuan, adding that the plant will “diversify the company’s production base to meet the needs of a changing cost structure and enhance the company’s consistent seed quality, in addition to expanding our sales and marketing base in the region.”

“We are excited to have this mutually beneficial agreement completed with a large, reputable industry player in China to move forward on our clear, focused vision for our company and shareholders alike,” said Dr. Gengchen Han, Chairman of the Board for Origin. “We aim to maintain our leadership in seed production with premier seed production land and two world class facilities in both Linze and Xinjiang.”

About Xinjiang Jinbo Seed

Xinjiang Jinbo Seed is a leading agricultural state-owned production company headquartered in the northwestern region of mainland China. Selected as one of the top 50 national agricultural leading enterprises in production, sales, and service in China, Xinjiang Jinbo Seed possesses a solid foundational base of production land with comprehensive adjoining irrigation facilities. The autonomous region of Xinjiang is China’s largest region, possesses over one-sixth of the total land acreage. Given the large adjacent farm size, the farms possess modern mechanization and advanced irrigation systems.

About Origin Agritech

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading, vertically-integrated agricultural biotechnology company specializing in research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets high quality, hybrid crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers, and possesses a pipeline of genetically modified seed products including glyphosate resistant corn and Bt Corn. The first genetically modified corn seed product for China, Phytase corn, was approved in November 2009 of which Origin possesses exclusive rights. For further information, please log on www.originagritech.com.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONTACT:
Origin Agritech Limited
Irving Kau
Tel: 011.86.136.8108.0243
Acting Chief Financial Officer
irvingkau@originseed.com.cn